SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number 0-21228

                           NOTIFICATION OF LATE FILING

      (Check One):  |_| Form 10-K  |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q
                    |_| Form N SAR

                  For Period Ended:          September 30, 2002
                                   ------------------------------------------

      |_| Transition Report on Form 10-K     |_| Transition Report on From 10-Q
      |_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
      |_| Transition Report on Form 11-K

                For the Transition Period Ended:
                                                ------------------------------

           Read attached instruction sheet before preparing form. Please print or type.

           Nothing  in  this  form   shall  be  construed   to imply   that  the
           Commission  has verified any information  contained  herein.

           If  the  notification   relates  to a portion of the filing   checked
           above,  identify the  item(s) to which the notification relates:

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                                      PART I
                             REGISTRANT INFORMATION

Full name of registrant    Textainer Equipment Income Fund IV, L.P.
                           --------------------------------------------

Former name if applicable
                         ----------------------------------------------
Address of principal executive office (Street and number)
650 California Street, 16th Floor
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City, state and zip code  San Francisco, California, 94108
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                                     PART II
                             RULE 12b-25 (b) and (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The  subject  annual  report, semi-annual  report,  transition report on
    Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The 10Q report for Textainer Equipment Income Fund IV, L.P. for the quarter ended September 30, 2002 has not been filed by the due date for that report. The reason for the delay is that the registrant is in the process of revising the estimates used in depreciating its containers, which are the registrant's principal assets. The registrant intends to reflect the change in estimates from the last 10Q filed. Because of that determination, the financial statements for the quarter ended September 30 have not been finalized.

                                     PART IV
                                OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

             Ernest J. Furtado                    (415) 434-0551
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                   (Name)                        (Area Code)(Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                                  |X| Yes |_| No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

           If so:  attach  an  explanation   of  the  anticipated  change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is in the process of finalizing estimates of salvage values and economic lives used in depreciating its containers and it is expected that depreciation expense will increase and net income will decrease materially. The Registrant believes that a reasonable estimate of the anticipated changes cannot be made until the estimates used are finalized due to the sensitivity to operating results of using differing residual values.

                     Textainer Equipment Income Fund IV, L.P
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       November 14, 2002          By: /s/ Ernest J. Furtado
        -----------------------------      ---------------------
                                           Ernest J. Furtado
                                           Chief Financial Officer, Senior
                                           Vice President and Secretary of
                                           Textainer Financial Services Corp.
                                           The Managing General Partner of the
                                           Registrant

                 Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

           Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

           (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

           (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

           (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

           (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

           (5) Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.